DGT CORP.

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Goldie Walker
Division of Corporate Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

Re:          DGT Corp.
Registration Statement on Form SB-2
File No. 333-137460

Dear Ms. Walker:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DGT Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form SB-2/A to 12:00 p.m. Eastern Standard Time on October 11, 2006, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

DGT Corp.

By:          /s/ Jurgen Ballmaier
Jurgen Ballmaier
President, CEO and Director

No. D2003 Gahood Villas
Baizin Zhuang, Hou Sha Yu
Shunji District, Beijing 101300
Phone: (86) 130-7113-7549